CIRO E. ADAMS, CPA, LLC
Client service, first and foremost.
56 Rockford Rd. | Wilmington, DE 19806-1004

July 15, 2016

AD Office 3 – Information Technologies and Services
Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

To the Assistant Director Office:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 8, 2016, to be filed by our former client, Viropro, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm except as it relates to the following:

Information could not be provided which limited auditing scope and procedures.

Very truly yours,

Ciro E. Adams, CPA, LLC